UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2020

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer ID (CNPJ/MF): 33.042.730/0001-04

Company Registry (NIRE): 35300396090

Publicly-held Company

Announcement of Tender Offer for Any and All 2020 Notes by CSN Resources S.A.

São Paulo, January 17, 2020 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) announced today that its subsidiary, CSN Resources S.A. (“CSN Resources”), has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding 6.50% Senior Unsecured Guaranteed Notes due 2020 (the “Notes”) (144A CUSIP / ISIN Nos. 12644VAA6 / US12644VAA61 and Reg S CUSIP / ISIN Nos. L21779AA8/USL21779AA88).

The Notes are fully, unconditionally and irrevocably guaranteed by CSN.

The following table sets forth the material pricing terms of the Tender Offer:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Purchase Price(1)
6.50% Senior Unsecured Guaranteed Notes due 2020	144A: 12644VAA6 / US12644VAA61 Regulation S: L21779AA8 / USL21779AA88	US$433,603,000	US$1,020

__________________

(1)   The amount to be paid for each US$1,000 principal amount of Notes validly tendered and accepted for purchase. In addition, accrued interest up to, but excluding, the settlement date (“Accrued Interest”) will be paid.

The Tender Offer is scheduled to expire at 5:00 p.m., New York City time, on January 24, 2020, unless extended or earlier terminated as described herein (such time, as may be extended, the “Expiration Time”). Holders of Notes who validly tender (and do not validly withdraw) their Notes or deliver a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”) at or prior to the Expiration Time will be eligible to receive US$1,020 for each US$1,000 principal amount of Notes validly tendered and accepted for purchase, plus Accrued Interest. Validly tendered Notes may be validly withdrawn at any time at or prior to the Expiration Time, unless extended or earlier terminated as described below, but not thereafter.

The consideration for each US$1,000 principal amount of Notes validly tendered and accepted for purchase pursuant to the Tender Offer will be the purchase price set forth in the table on the cover page of the Offer to Purchase. Holders of Notes validly tendered or with respect to which a properly completed and duly executed Notice of Guaranteed Delivery is delivered at or prior to the Expiration Time and accepted for purchase pursuant to the Tender Offer will receive the purchase price for the Notes. In addition to the purchase price, all holders of Notes accepted for purchase pursuant to the Tender Offer will receive Accrued Interest.

CSN Resources’ obligation to purchase Notes validly tendered pursuant to the Tender Offer is subject to market conditions and the satisfaction or waiver of certain conditions described in the Offer to Purchase, including completion by CSN, through one or more finance subsidiaries, of new debt financing on satisfactory terms and conditions. However, the Tender Offer is not conditioned on any minimum amount of Notes being tendered. Subject to applicable law, CSN Resources expressly reserves the right, in its sole discretion, to terminate the Tender Offer if the conditions are not satisfied. If the Tender Offer is terminated at any time, the Notes tendered will be promptly returned to the tendering holders without compensation or cost to such holders and will remain outstanding. Furthermore, CSN Resources reserves the right, in its sole discretion, not to accept any tenders of Notes for any reason.

Settlement of the Tender Offer is expected to occur on the fifth business day following the Expiration Time, unless the Tender Offer is terminated prior to such date. Tendered Notes may be withdrawn at any time at or prior to the earlier of the Expiration Time and, in the event that the Tender Offer is extended, the tenth business day after commencement of the Tender Offer. Tendered Notes may be withdrawn at any time after the 60th business day after commencement of the Tender Offer if for any reason the offer has not been consummated within 60 business days after commencement.

Upon the terms and subject to the conditions of the Tender Offer set forth in the Offer to Purchase, dated January 17, 2020 (the “Offer to Purchase”), all Notes validly tendered and not validly withdrawn or with respect to which a properly completed and duly executed Notice of Guaranteed Delivery (as described in the Offer to Purchase) is delivered at or prior to the Expiration Time, as applicable, will be accepted for purchase. CSN Resources reserves the absolute right to amend or terminate the Tender Offer in its sole discretion, subject to disclosure and other requirements under applicable law. In the event of termination of the Tender Offer, Notes tendered and not accepted for purchase pursuant to the Tender Offer will be promptly returned to the tendering holders. The complete terms and conditions of the Tender Offer are described in the Offer to Purchase and the Notice of Guaranteed Delivery, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offer, at www.dfking.com/csn, by telephone at +1 (866) 530-8636 (U.S. toll free) or +1 (212) 269-5550 (collect), in writing to 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Andrew Beck, or by email to csn@dfking.com.

CSN Resources has engaged BofA Securities, Inc., J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to BofA Securities, Inc. at +1 (888) 292-0070 (U.S. toll free) or +1 (646) 855-8988 (collect), J.P. Morgan Securities LLC at +1 (866) 846-2874 (U.S. toll free) or +1 (212) 834-7279 (collect) and Morgan Stanley & Co. LLC at +1 (800) 624-1808 (U.S. toll free) or +1 (212) 761-1057 (collect).

Disclaimer

None of CSN, CSN Resources, the Dealer Managers, the Tender Agent and Information Agent or the trustee for the Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders must make their own decision as to whether to tender any Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. The Tender Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of CSN Resources by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

COMPANHIA SIDERÚRGICA NACIONAL

Marcelo Cunha Ribeiro

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 17, 2020	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Marcelo Cunha Ribeiro Marcelo Cunha Ribeiro
	Title:	Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in these assumptions or factors could cause actual results to differ materially from current expectations.